

March 12, 2024

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

> **Re: J-Star Holding Co., Ltd.**
> **Amendment No. 18 to Registration Statement on Form F-1**
> **Filed March 4, 2024**
> **File No. 333-263755**

Dear Jing-Bin Chiang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No 18 to Registration Statement on Form F-1 filed March 4, 2024

Item 8 Exhibits and Financial Statement Schedules, page II-1

1. The audited financial statements included in your registration statement are currently older than twelve months. As such, you are required to either provide updated annual audited financial statements and related disclosures according to Item 4 of Form F-1 and Item 8.A.4 of Form 20-F or, if applicable, provide the representations required by Instruction 2 of Item 8.A.4 of Form 20-F in an exhibit to the current registration statement. We note you previously provided representations for the year ended December 31, 2022; however, you now need to provide representations for the year ended December 31, 2023.

Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.